UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 11)*

China Biologic Products Holdings, Inc.
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G21515104
(CUSIP Number)

Eric Chan

CITIC Capital Holdings Limited

28/F, CITIC Tower

1 Tim Mei Avenue

Central, Hong Kong

Tel: 852-3710-6889

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 20, 2021
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS 2019B Cayman Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A)	☒
	(B)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS CITIC CAPITAL CHINA PARTNERS IV, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A)	☒
	(B)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS CCP IV GP LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A)	☒
	(B)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS CITIC CAPITAL PARTNERS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A)	☒
	(B)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G21515104

1.	NAME OF REPORTING PERSONS CITIC CAPITAL HOLDINGS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(A)	☒
	(B)	☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) CO

CUSIP No. G21515104

This Amendment No. 11 to Schedule 13D (“Amendment No. 11”) amends the Schedule 13D filed with the Securities and Exchange Commission on June 18, 2018, as previously amended (the “Schedule 13D”), by 2019B Cayman Limited (“2019B Cayman”), CITIC Capital China Partners IV, L.P., a Cayman Islands exempted limited partnership (“CCCP IV”), CCP IV GP Ltd., a company organized under the laws of the Cayman Islands (“CCP IV GP”), CITIC Capital Partners Limited, a company organized under the laws of the Cayman Islands (“CCPL”) and CITIC Capital Holdings Limited, a Hong Kong corporation (“CCHL”) (collectively, the “Reporting Persons”), with respect to the ordinary shares, par value $0.0001 per share (the “Ordinary Shares”), of China Biologic Products Holdings, Inc., a company organized under the laws of the Cayman Islands (the “Issuer”).

Item 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On April 20, 2021, the Issuer and Merger Sub (as defined in the Merger Agreement) filed the plan of merger with the Registrar of Companies of the Cayman Islands, which was registered by the Registrar of Companies of the Cayman Islands as of April 20, 2021, pursuant to which the Merger (as defined in the Merger Agreement) became effective on April 20, 2021. As a result of the Merger, the Issuer became a wholly owned subsidiary of Parent (as defined in the Merger Agreement).

At the Effective Time (as defined in the Merger Agreement) of the Merger, each Ordinary Share issued and outstanding immediately prior to the effective time of the Merger was cancelled and ceased to exist in exchange for the right to receive US$120.00 per share in cash, without interest and net of any applicable withholding taxes, except for (a) Ordinary Shares held by the Issuer as treasury shares or by any direct or indirect subsidiary of the Issuer, which were cancelled and ceased to exist without consideration, (b) Ordinary Shares held by Parent or any direct or indirect subsidiary of Parent (including Ordinary Shares deemed contributed by the Rollover Securityholders (as defined in the Merger Agreement) to Parent immediately prior to or at the Effective Time of the Merger pursuant to the Support Agreement (as defined in the Merger Agreement)), which were cancelled and ceased to exist without consideration, (c) Ordinary Shares owned by holders who have validly exercised and not effectively withdrawn or lost their rights to dissent from the merger pursuant to Section 238 of the Companies Law of the Cayman Islands, which were cancelled and ceased to exist in exchange for the right to receive the payment of fair value of such Ordinary Shares determined in accordance with Section 238 of the Companies Law of the Cayman Islands, and (d) Ordinary Shares owned by holders who had previously validly exercised their rights to dissent from the Merger pursuant to Section 238 of the Companies Law of the Cayman Islands and thereafter have effectively withdrawn such rights to dissent pursuant to agreements entered into between such holders and the Issuer prior to the effective time of the Merger, which were cancelled and ceased to exist in exchange for the right to receive such amounts as specified in such agreements.

As a result of the Merger, the Ordinary Shares ceased to trade on the NASDAQ Global Select Market prior to the opening of trading on April 21, 2021 and became eligible for delisting from the NASDAQ Global Select Market and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

(a)–(b) As a result of the Merger, as described in Item 4 of this Amendment No. 11, the Reporting Persons do not beneficially own any Ordinary Shares or have any voting power or dispositive power over any Ordinary Shares.

(c)            Except as set forth in Item 4 of this Amendment No 11 or previously reported in the Schedule 13D, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, any person named in Schedule A hereto, has effected any transaction in the Ordinary Shares during the past 60 days.

(d)            Not applicable.

(e)            As of the Effective Date, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of any Ordinary Shares.

CUSIP No. G21515104

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 22, 2021

2019B CAYMAN LIMITED

By:	/s/ Rikizo Matsukawa
	Name:	Rikizo Matsukawa
	Title:	Director

CITIC Capital China Partners IV, L.P.

By: CCP IV GP LTD., its General Partner

By:	/s/ Chan Kai Kong
	Name:	Chan Kai Kong
	Title:	Director

CCP IV GP LTD.

By:	/s/ Chan Kai Kong
	Name:	Chan Kai Kong
	Title:	Director

CITIC CAPITAL PARTNERS LIMITED

By:	/s/ Chan Kai Kong
	Name:	Chan Kai Kong
	Title:	Director

CITIC CAPITAL HOLDINGS LIMITED

By:	/s/ Yichen Zhang
	Name:	Yichen Zhang
	Title:	Director

[Signature page to the Amendment No. 11 to Schedule 13D]